March 12, 2026

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Angel Oak Mortgage REIT, Inc. and, under the date of March 3, 2026, we reported on the consolidated financial statements of Angel Oak Mortgage REIT, Inc. as of and for the years ended December 31, 2025 and 2024. On March 9, 2026, we were dismissed.

We have read Angel Oak Mortgage REIT, Inc’s statements included under Item 4.01 of its Form 8-K dated March 12, 2026, and we agree with such statements, except that we are not in a position to agree or disagree with Angel Oak Mortgage REIT, Inc.'s statements included in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP